EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street Vancouver, BC V6C 3P1	F (604) 682 3600 www.avino.com

August 4, 2020

AVINO SILVER & GOLD MINES LTD. SECOND QUARTER 2020 FINANCIAL RESULTS TO BE RELEASED
ON TUESDAY, AUGUST 11, 2020

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE:GV6, “Avino” or “the Company”) plans to announce its Second Quarter 2020 financial results after the market closes on Tuesday, August 11, 2020.

In addition, the Company will be holding a conference call and webcast on Wednesday, August 12, 2020 at 8:00 a.m. PDT (11:00 a.m. EDT).

Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Second Quarter 2020 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free Canada & USA:1-800-319-4610
Outside of Canada & USA:1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s web site later that day.

Restricted Share Unit and Option Grant

In addition, Avino announced, that upon the recommendations of its Compensation Committee, it granted an aggregate of 1,700,000 incentive stock options (the “Stock Options”) under its Stock Option Plan, and 1,481,000 Restricted Share Units (“RSUs”) under the Restricted Share Unit Plan to its directors, officers, employees and consultants. Both the Stock Option Plan and Restricted Share Unit Plan have been previously approved by shareholders, and no further approval from shareholders is required for these grants.

The Stock Options are exercisable for up to five years at a price of $1.64 per share and will be vested in stages over a 12-month period with no more than 1/4 of the options vesting in any three-month period from the date of the grant. The RSUs will be vested at the rate of 1/3 annually for a period of three years from the date of grant, until fully vested. The Stock Options and the RSUs are non transferable.

About Avino:

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.